SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

GILAT SATELLITE NETWORKS LTD.
 (Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

                        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This form 6-k is being incorporated by reference into the registrant's registration statements on form F-3 (registration nos. 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Attached hereto are Registrant’s Condensed Interim Consolidated Financial Statements as of June 30, 2013 and Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 30, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel and Corporate Secretary

GILAT SATELLITE NETWORKS LTD.

6-K Items

1.	Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2013.
2.	Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

IN U.S. DOLLARS

UNAUDITED

INDEX
Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7- F8

Notes to Condensed Interim Consolidated Financial Statements	F9- F20

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2013	December 31, 2012
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$65,841	$66,968
Restricted cash	2,316	3,794
Restricted cash held by trustees	2,827	1,664
Trade receivables, net	62,929	60,991
Inventories	29,384	24,973
Other current assets	21,353	29,140

Total current assets	184,650	187,530

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,562	9,703
Long-term restricted cash	1,184	1,151
Long-term trade receivables, receivables in respect of capital leases and other receivables	20,268	19,781

Total long-term investments and receivables	31,014	30,635

PROPERTY AND EQUIPMENT, NET	92,139	94,727

INTANGIBLE ASSETS, NET	32,772	35,991

GOODWILL	65,760	65,760

Total assets	$406,335	$414,643

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2013	December 31, 2012
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$3,060	$3,517
Current maturities of long-term loans	7,959	7,963
Trade payables	26,758	23,240
Accrued expenses	21,698	24,353
Short-term advances from customers held by trustees	524	4,448
Other current liabilities	41,408	40,336

Total current liabilities	101,407	103,857

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	34,728	40,747
Accrued severance pay	9,436	9,513
Other long-term liabilities	24,676	18,569

Total long-term liabilities	68,840	68,829

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding - 42,025,745 and 41,700,100 shares at June 30, 2013 and December 31, 2012, respectively	1,926	1,909
Additional paid-in capital	871,540	869,822
Accumulated other comprehensive income	1,592	2,864
Accumulated deficit	(638,970)	(632,638)

Total equity	236,088	241,957

Total liabilities and equity	$406,335	$414,643

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2013	2012
	Unaudited	Unaudited
Revenue:
Products	$76,316	$81,523
Services	86,717	80,403

Total revenue	163,033	161,926

Cost of revenue:
Products	49,914	53,057
Services	63,456	57,151

Total cost of revenue	113,370	110,208

Gross profit	49,663	51,718
Operating expenses:
Research and development costs, net	13,912	14,891
Selling and marketing expenses	21,022	20,751
General and administrative expenses	16,561	16,274

Operating loss	(1,832)	(198)

Financial expenses, net	(3,449)	(2,015)

Loss before taxes on income	(5,281)	(2,213)
Taxes on income (tax benefit)	1,051	(2)

Net loss	$(6,332)	$(2,211)

Net loss per share:
Basic and diluted	$(0.15)	$(0.05)

Weighted average number of shares used in computing net loss per share:
Basic and diluted	41,849,028	41,288,247

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited	Unaudited

Net loss	$(6,332)	$(2,211)
Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	58	146
Change in unrealized gain (loss) on hedging instruments, net	(1,330)	598

Comprehensive loss	$(7,604)	$(1,467)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2012	41,182	$1,882	$867,098	$541	$(609,446)	$260,075
Issuance of restricted share units	459	24	-	-	-	24
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,445	-	-	2,445
Conversion of convertible subordinated notes	3	*) -	52	-	-	52
Exercise of stock options	56	3	227	-	-	230
Comprehensive loss	-	-	-	2,323	(23,192)	(20,869)

Balance as of December 31, 2012	41,700	1,909	869,822	2,864	(632,638)	241,957
Issuance of restricted share units	192	10	-	-	-	10
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	1,173	-	-	1,173
Exercise of stock options	134	7	545	-	-	552
Comprehensive loss	-	-	-	(1,272)	(6,332)	(7,604)

Balance as of June 30, 2013 (unaudited)	42,026	$1,926	$871,540	$1,592	$(638,970)	$236,088

*)	Represents an amount lower than $ 1.
**)	Represents an amount lower than 1 thousand shares.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from operating activities:

Net loss	$(6,332)	$(2,211)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,208	10,698
Stock based compensation	1,173	1,076
Accrued severance pay, net	64	311
Accrued interest and exchange rate differences on short and long-term restricted cash, net	392	(69)
Exchange rate differences on long-term loans	(46)	(124)
Capital loss (gain) from disposal of property and equipment	13	(3)
Deferred income taxes	(45)	(330)
Increase in trade receivables, net	(2,225)	(7,114)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	4,114	(5,428)
Increase in inventories	(5,464)	(395)
Increase in trade payables	3,537	5,409
Decrease in accrued expenses	(2,655)	(6,147)
Increase (decrease) in advances from customer, held by trustees, net	(3,923)	5,002
Decrease in other accounts payable and other long-term liabilities	(5,683)	(5,719)

Net cash used in operating activities	(5,872)	(5,044)

Cash flows from investing activities:

Purchase of property and equipment	(2,231)	(2,166)
Investment in restricted cash held by trustees	(11,236)	(17,620)
Proceeds from restricted cash held by trustees	9,771	9,075
Investment in restricted cash (including long-term)	(18,000)	(9,114)
Proceeds from restricted cash (including long-term)	19,339	14,624
Purchase of intangible asset	(118)	(72)

Net cash used in investing activities	$(2,475)	$(5,273)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Cash flows from financing activities:

Exercise of stock options and issuance of restricted share units	$562	$12
Payment of obligation related to the purchase of intangible assets	(500)	-
Proceeds from financing contract	14,472	-
Short-term bank credit, net	(458)	1,201
Proceeds from long-term loans	-	10,000
Repayment according to financing contract	(654)	-
Repayments of long-term loans	(5,975)	(4,423)

Net cash provided by financing activities	7,447	6,790

Effect of exchange rate changes on cash and cash equivalents	(227)	(164)

Decrease in cash and cash equivalents	(1,127)	(3,691)
Cash and cash equivalents at the beginning of the period	66,968	56,231

Cash and cash equivalents at the end of the period	$65,841	$52,540

Supplementary cash flow activities:

(1)	Cash paid during the period for:
	Interest	$1,808	$1,456

	Income taxes	$714	$576

(2)	Non-cash transactions-

	Classification from inventories to property and equipment	$1,365	$1,204

	Classification from property and equipment to inventories	$359	$614

	Purchase of intangible assets	$-	$2,005

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of broadband satellite communication equipment and networking products and services. The Company designs, produces and markets very small aperture terminals, or VSATs, solid-state power amplifiers and low-profile antennas. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations. The Company also designs and manufactures RF amplifiers, block up converters, or (BUCs,) and transceivers that use solid-state sources to produce high to very-high power at microwave and millimeter-wave frequencies. The Company’s patented Spatial Power Advantage™  technology allows it to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. The Company’s products help customers reduce their carbon footprint while meeting the stringent power requirements for mission-critical communications system.

The Company’s RaySat series consists of low-profile, in-motion, one-way and two-way antennas for mobile communications-on-the-move (COTM). Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow, for defense and homeland security applications and to telecom operators worldwide. RaySat products operate in Ku, Ka and X bands and are ideal for military SatCom on-the-move, C4I, blue-force tracking, reconnaissance and in-motion remote combat casualty care. In addition, RaySat antennas deliver Homeland Security (HLS) communications, supporting government needs as well as private security and asset tracking. RaySat connectivity also enables reliable, quickly-implemented wide-scale back-up communications for rescue services and first responders.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 8.

Commencing in 2012, in accordance with the Company organizational changes instituted at the beginning of 2012, the Company's business is managed and reported as three separate reportable segments, comprised of the Commercial, Defense and Services divisions:

•
Commercial division provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including Ka-band and High-Throughput Satellite (HTS) broadband services initiatives worldwide.

•
Defense division (including Wavestream, which provides its products primarily to defense and homeland security organizations) provides satellite communication products and solutions to defense and homeland security organizations worldwide as well as Satcom-on-the-move solutions to various industries including avionics.

•
Service division, including Spacenet Inc., or Spacenet, provides managed network services and our service businesses in Peru and Colombia, offering rural telephony and internet access solutions through our subsidiaries there. (For information regarding the sale of Spacenet, see note 9 - Subsequent event).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

b.
The Company depends on a major supplier to supply certain components and services for the production of its products or providing services. If this supplier fails to deliver or delays the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and, or, additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.	Impairment of goodwill and technology related to Wavestream

The continuing pressure on the Department of Defense (DoD) budget in the United State along with uncertainties regarding the DoD's future spending as well as other elements, were reflected in the reduction of Wavestream's revenues and operational results in 2012 and in 2011 compared to the forecasted projection and the decrease in actual revenues in 2012 compared to 2011 and in 2011 compared to 2010 were considered by the Company's management as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill and led the Company to evaluate the value of Wavestream's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment" (“ASC 360”). The above also resulted in goodwill impairments in accordance with ASC 350 "Intangibles - Goodwill and Others" (“ASC 350”) as detailed below.

The projected undiscounted cash flows as of December 31, 2012 indicated that the carrying amount of the technology is impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the technology using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 7,948.

In addition, in accordance with ASC 350, the Company performed its annual impairment test as of December 31, 2012 and December 31, 2011 and as a result the Company recorded goodwill impairment losses of $ 23,931 and $ 17,846, respectively, attributed to the Wavestream reporting unit. The material assumptions used for the income approach for 2012 and 2011 were 5 years of projected cash flows, a long-term growth rate of 4% and a discount rate of 13.5% and 12.5%, respectively.

The impairment losses were recorded as part of "Impairment of goodwill and intangible assets and restructuring costs" in the Statement of Operations in the Consolidated Financial Statements as of December 31, 2012 and 2011 and are attributed to the Defense segment.

In the first half of 2013, given the sequestration in the US, the Company continued to be affected by budget cuts and purchasing slowdowns in the DoD, as well as other elements, which resulted in lower than expected sales in the Defense division. The Company's management continues to monitor the results of its reporting units, including Wavestream and indicators for impairments. The Company will perform its annual impairment analysis of goodwill in the fourth quarter of the year.  The Company will perform an impairment analysis as required under ASC 350 and ASC 360 on the carrying value of goodwill and other intangibles assets and the amortization period of those tangible and intangible assets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the financial statements of the Company as of December 31, 2012, are applied consistently in these interim financial statements (please refer also to note 2e - First time adoption of Accounting Standards).

b.	Intangible assets:

Intangible assets subject to amortization are initially recognized based on the fair value allocated to them, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using the straight line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, as the following weighted average in years:

Years

Technology	7.9
Customer relationships	7
Marketing rights and patents	12.3
Backlog	1.1

The projected undiscounted cash flows as of December 31, 2012 indicated that the carrying amount of the technology related to Wavestream is impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the technology using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 7,948.

c.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs its annual impairment analysis of goodwill in the fourth quarter of the year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

e.	First time adoption of Accounting Standards:

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02), which is effective for annual and interim reporting periods beginning after December 15, 2012. This guidance requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies are also required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. In certain circumstances, this can be done on the face of that statement. Otherwise, it must be presented in the notes. For items not reclassified to net income in their entirety in the period, companies must cross-reference in a note to other required disclosures.

The Company adopted this standard as of the beginning of fiscal year 2013. The effect of the adoption of the new standard on the financial results of the Company for the six months ended June 30, 2013 was immaterial and resulted in broader disclosure.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.:

f.	Impact of recently issued accounting standards:

In March 2013, FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of the CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The Company is currently assessing the impact of the revised guidance for fiscal years beginning after December 15, 2013.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2012 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 10, 2013.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:         INVENTORIES

a.	Inventories are comprised of the following:

	June 30,	December 31,
	2013	2012
	Unaudited

Raw materials, parts and supplies	$6,140	$8,552
Work in progress	4,795	1,404
Finished products	18,449	15,017

	$29,384	$24,973

b.	Inventory write-offs for the six months ended June 30, 2013 and 2012, totaled $ 455 and $ 303, respectively.

NOTE 5:	COMMITMENTS AND CONTINGENCIES

a.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The court ruled in favor of Gilat. Nova Mobilcom filed an appeal and a motion to the State Court of Appeals to which the Group has replied and which were both rejected. In September 2012, Mobilcom filed a Special Appeal, which was refused to be admitted by the State Court of Appeals. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice. The Group does not believe that this claim has any merit and awaits publication of the court's ruling in order to verify whether Mobilcom will be permitted to appeal in order to attempt to reverse the decision in the Brazilian Higher Courts.

b.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision was appealed by both the subsidiary and the tax authorities. In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. Accordingly, as of June 30, 2013, the subsidiary faces an exposure of approximately $ 12,724 including interest, penalties, legal fees and exchange rate differences.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:        COMMITMENTS AND CONTINGENCIES (Cont.)

In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice and to the Supreme Court. Based on the Company's Brazilian legal counsel's opinion, the Company believes that it has reasonably possible chances of success to reverse the ruling of São Paulo Court of Appeals. The tax authorities issued a foreclosure certificate against the subsidiary and certain of its previous managers and representatives. In August 2013, the Tax Foreclosure court ordered to summon these managers and representatives in order to include them in the foreclosure procedures. Based on a Brazilian legal counsel's opinion, inclusion of any additional co-obligors in the tax foreclosure certificate is barred due to statute of limitation. Accordingly, the Company believes that the foreclosure procedure legally cannot be redirected to other group entities, which have not been cited in the foreclosure certificate and, therefore, the chances that such redirection will lead to a loss recognition are remote.

c.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. On October 24, 2010 the Group filed its defense. The parties have completed testimony and submitted written summaries. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit. The Company and its independent legal counsel believe the claims are without merit, and that the lawsuit is without legal basis. The parties have completed presenting and submitting summaries. The parties currently await the ruling of the court.

d.
In November 2012, Network Acceleration Technologies, LLC, or NAT, filed a complaint against one of the Company's subsidiaries for patent infringement in the United States District Court for the District of Delaware. The complaint alleges that some of their products and services infringe a US patent purportedly owned by NAT. NAT sought seeks monetary damages, costs and attorneys' fees and injunction relief.  The Company disputes disputed NAT's allegations. The dispute was resolved in July 2013 by a settlement agreement without any material effect to the Company.

e.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

f.	The Group has accrued $ 7,845 and $ 8,070 as of June 30, 2013 and December 31, 2012, respectively, for the expected implications of such legal and tax contingencies.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:        COMMITMENTS AND CONTINGENCIES (Cont.)

These accruals are comprised of $ 6,568 and $ 7,122 of tax related accruals and $ 1,277 and $ 949 of legal and other accruals as of June 30, 2013 and December 31, 2012, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 19,467 and $ 26,102 as of June 30, 2013 and December 31, 2012, respectively. The estimated exposure for legal and other related accruals is $ 3,178 and $ 2,269 as of June 30, 2013 and December 31, 2012, respectively.

g.
In March 2013, Spacenet closed a financing agreement with a U.S. financing company, under which it received a partially non-recourse loan of $14,700. The loan is secured principally by monthly stream of payments from one of Spacenet's customers. Until June 30, 2013 approximately $650 was repaid.

NOTE 6:	NET INCOME (LOSS) PER SHARE

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive for all periods presented, was 7,004,138 and 6,309,683 for the six months ended June 30, 2013 and 2012, respectively.

The following table sets forth the computation of basic and diluted net loss per share:

1.	Numerator:

	Six months ended June 30,
	2013	2012
	Unaudited
Numerator for basic and diluted net loss per share -
Net loss available to
Ordinary shareholders	$(6,332)	$(2,211)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	NET LOSS PER SHARE (Cont.)

2.	Denominator (in thousands):

	Six months ended June 30,
	2013	2012
	Unaudited

Denominator for basic net loss per share -
Weighted average number of shares	41,849	41,288
Add - employee stock options, RSUs and convertible notes	*) -	*) -

Denominator for diluted net loss per share - adjusted weighted average shares assuming exercise of options	41,849	41,288

*)       Anti-dilutive

NOTE 7:	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency derivative contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, "Derivatives and Hedging", as amended, and are considered highly effective as hedges of these expenses.

During the six months ended June 30, 2013 and 2012, the Company recognized net income (loss) of $ 1,738 and $ (604), respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations.

The ineffective portion of the hedged instrument amounted to $ 18 and $ (21) during the six months ended June 30, 2013 and 2012, respectively and has been recorded as a financial income (loss).

Total amount reclassified out of accumulated other comprehensive income (loss) to the statement of operations during the six months ended June 30, 2013 and 2012 was $ 1,756 and $ (625), respectively.

In accordance with ASC 820, "Fair Value Measurement and Disclosure", foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of June 30, 2013 and December 31, 2012, the fair value of the hedging instruments in the Company's balance sheet constitute assets of approximately $ 33 and $ 1,363, respectively, expected to be reclassified during the following year.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and information on operating segments: see Note 1a.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	Financial data relating to reportable operating segments:

	Six months ended June 30, 2013 (unaudited)
	Commercial	Defense	Services	Total

Revenues	73,409	25,076	64,548	163,033
Cost of Revenues	50,315	16,150	46,905	113,370

Gross profit	23,094	8,926	17,643	49,663

R&D expenses:
Expenses incurred	8,734	6,042	-	14,776
Less - grants	462	402	-	864

	8,272	5,640	-	13,912

Selling and marketing	11,888	4,059	5,075	21,022
General and administrative	4,810	3,717	8,034	16,561

Operating income (loss)	(1,876)	(4,490)	4,534	(1,832)
Financial expenses, net				(3,449)
Loss before taxes				(5,281)
Taxes on income				1,051
Net loss				(6,332)

Depreciation and amortization expenses	2,491	4,213	4,504	11,208

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Six months ended June 30, 2012 (unaudited)
	Commercial	Defense	Services	Total

Revenues	68,585	28,351	64,990	161,926
Cost of Revenues	42,459	20,971	46,778	110,208

Gross profit	26,126	7,380	18,212	51,718

R&D expenses:
Expenses incurred	10,031	6,544	-	16,575
Less - grants	1,194	490	-	1,684

	8,837	6,054	-	14,891

Selling and marketing	11,643	4,612	4,496	20,751
General and administrative	5,455	1,900	8,919	16,274

Operating income (loss)	191	(5,186)	4,797	(198)
Financial expenses, net				(2,015)
Loss before taxes				(2,213)
Tax benefit				(2)
Net loss				(2,211)

Depreciation and amortization expenses	2,486	4,793	3,419	10,698

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2013	2012
	Unaudited

United States	$48,190	$54,823
Latin America	47,448	54,719
Asia and Asia Pacific	50,830	37,468
Africa	5,104	4,857
Europe	11,461	10,059

	$163,033	$161,926

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

c.
One major customer located in Asia Pacific accounted for 17% of the total consolidated revenues for the six months ended June 30, 2013 and 12% of the total consolidated revenues for the six months ended June 30, 2012.

d.	The Group's long-lived assets are located as follows:

	June 30,	December 31,
	2013	2012
	Unaudited

Israel	$69,438	$71,283
United States	4,486	4,174
Latin America	8,641	9,693
Europe	9,083	9,059
Other	491	518

	$92,139	$94,727

NOTE 9:	SUBSEQUENT EVENTS

On August 19, 2013, the Company signed a definitive agreement to sell its Spacenet Inc. subsidiary to SageNet of Tulsa, LLC for total consideration of approximately $ 16,000, subjects to certain post-closing adjustments and expenses. The transaction is subject to regulatory approval and the satisfaction of customary closing conditions and is expected to be completed in the fourth quarter of 2013. In fiscal 2012, Spacenet's business (which currently operates as part of Gilat's Services Division) generated revenue of approximately $ 77,000 and incurred an operating loss approximately $ 2,000. The transaction is expected to result in a loss of approximately $1,000 to $3,000 including banker's fees, legal fees and other transaction related expenses.

ITEM 2

SELECTED CONSOLIDATED FINANCIAL DATA

The condensed interim consolidated statements of operations data for the six month periods ended June 30, 2013 and 2012 and the condensed interim consolidated balance sheet data at June 30, 2013 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2012 included in our Annual Report on Form 20-F for the year ended December 31, 2012.

	Six months ended June 30,
	2013	2012
	U.S. dollars in thousands (except share and per share data)
Statements of Operations Data:	Unaudited
Revenues:
Products	$76,316	$81,523
Services	86,717	80,403
	163,033	161,926
Cost of revenues:
Products	49,914	53,057
Services	63,456	57,151
	113,370	110,208
Gross profit	49,663	51,718
Operating expenses:
Research and development expenses, net	13,912	14,891
Selling and marketing expenses	21,022	20,751
General and administrative expenses	16,561	16,274
Operating loss	(1,832)	(198)
Financial expenses, net	(3,449)	(2,015)
Loss before taxes on income	(5,281)	(2,213)
Taxes on income (tax benefit)	1,051	(2)
Net loss	$(6,332)	$(2,211)
Net loss per share:
Basic and diluted	(0.15)	(0.05)
Weighted average number of shares used in computing net loss per share:
Basic and diluted	41,849,028	41,288,247

	June 30, 2013	December 31, 2012
	U.S. dollars in thousands
	Unaudited
Balance Sheets Data:

Working capital	$83,243	$83,673
Total assets. .	406,335	414,643
Short-term bank credit and current maturities of long-term loans	11,019	11,480
Other long-term liabilities	68,840	68,829
Shareholders’ equity	$236,088	$241,957

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition as of June 30, 2013 and results of operations for the  six months ended June 30, 2013 and June 30, 2012 should be read together with our financial statements and related notes included elsewhere in this filing. This discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, that involve risks, uncertainties and assumptions. Words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report. The identification of certain statements as “forward-looking” is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements.

Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section entitled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. All forward-looking statements included in this filing are based on information available to us on the date of this filing, and we assume no obligation to update any forward-looking statements contained in this filing. Our interim financial results may not be indicative of the financial results of future periods.

Unless the context requires otherwise, references in this report to the “Company,” “Group”, “we,” “us” and “our” refer to Gilat Satellite Networks Ltd. and its subsidiaries.

Overview   We are a leading global provider of broadband satellite communication equipment and networking products and services. We design, produce and market very small aperture terminals, or VSATs, solid-state power amplifiers and low-profile antennas. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations. We also design and manufacture RF amplifiers, block up converters, or BUCs, and transceivers that use solid-state sources to produce high to very-high power at microwave and millimeter-wave frequencies. Our patented Spatial Power Advantage™  technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our products help customers reduce their carbon footprint while meeting the stringent power requirements for mission-critical communications system.

Our RaySat product series consists of low-profile, in-motion, one-way and two-way antennas for mobile communications-on-the-move (COTM). Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow. RaySat products operate in Ku, Ka and X bands and are ideal for military SatCom on-the-move, C4I, blue-force tracking, reconnaissance and in-motion remote combat casualty care. In addition, RaySat antennas deliver Homeland Security (HLS) communications, supporting government needs as well as private security and asset tracking. RaySat connectivity also enables reliable, quickly-implemented wide-scale back-up communications for rescue services and first responders.

We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents since 1989. We have 21 sales and support offices worldwide, 6 network operations centers and 5 R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to  government organizations and system integrators that use our technology. We also provide services directly to end-users in various market sectors in the United States and certain countries in Latin America.

In 2012, in line with our efforts to refine our business structure and organization for our target markets, we  started operating as three business divisions – Commercial Division, Defense Division (including Wavestream, which provides its products primarily to defense and homeland security organizations) and our Services Division (which includes our subsidiary, Spacenet, and our service businesses in Peru & Colombia). The following is a brief description of the business of each Division:

•
Commercial Division, providing VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including Ka-band and High-Throughput Satellite (HTS) broadband servicesinitiatives worldwide.

•
Defense Division, providing satellite communication products and solutions to defense and homeland security organizations worldwide as well as Satcom-on-the-move solutions to various industries including avionics.

•
Services Division, including Spacenet, providing managed network services in North America, and our service businesses in Peru & Colombia, or Gilat Peru & Colombia, offering rural telephony and internet access solutions through our subsidiaries there.

Sale of Spacenet Subsidiary

        On August 19, 2013, we signed a definitive agreement to sell Spacenet to SageNet of Tulsa, LLC for total consideration of approximately $16 million, subject to certain post-closing adjustments and expenses. The transaction is subject to regulatory approval and the satisfaction of customary closing conditions and is expected to be completed in the fourth quarter of 2013. In fiscal 2012, Spacenet's business (which currently operates as part of Gilat's Services Division) generated revenue of approximately $ 77 million and incurred an operating loss of approximately $ 2 million. The transaction is expected to result in a loss of approximately $1 million to $3 million, including banker’s fees, legal fees and other transaction related expenses.

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, intangible and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for a discussion those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report.

Impairment of Goodwill and Intangible Assets

                In 2012 and 2011, we identified certain indicators that affected the carrying value of the goodwill and other tangible and intangible assets of Wavestream within our Defense Division. The continuing pressure on the Department of Defense  (DoD) budget along with uncertainties regarding the DoD’s future spending, as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to our forecast and the decrease in actual revenues in 2012 compared to 2011 and 2011 compared to 2010. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of this analysis, we recorded in 2012 and 2011 goodwill impairment losses of approximately $23.9 million and $17.9, respectively, and in 2012 an impairment loss related to Wavestream’s technology in the amount of approximately $8 million. We are continuing to monitor the results of our reporting units, including Wavestream, whose revenues continue to be affected by the budget cuts and purchasing slowdowns in the DoD due to the sequestration, as well as other elements. We will perform our annual goodwill impairment test with respect to our reporting units in December 2013.

RESULTS OF OPERATIONS:

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Revenues

Revenues for the six months ended June 30, 2013 and 2012 for our three Divisions were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues
	Unaudited			Unaudited

Commercial
Equipment	$44,348	$46,764	(5.2)%	27.2%	28.9%
Services	29,061	21,821	33.2%	17.8%	13.5%
	73,409	68,585	7.0%	45.0%	42.4%
Defense
Equipment	20,417	26,652	(23.4)%	12.5%	16.5%
Services	4,659	1,699	174.2%	2.9%	1.0%
	25,076	28,351	(11.6)%	15.4%	17.5%
Services
Equipment	11,551	8,107	42.5%	7.1%	5.0%
Services	52,997	56,883	(6.8)%	32.5%	35.1%
	64,548	64,990	(0.7)%	39.6%	40.1%
Total
Equipment	76,316	81,523	(6.4)%	46.8%	50.4%
Services	86,717	80,403	7.9%	53.2%	49.6%
Total	$163,033	$161,926	0.7%	100.0%	100.0%

        Our total revenues for the six months ended June 30, 2013 were approximately $163 million, as compared to approximately $161.9 million for the same period in 2012. While our total revenues increased slightly in the six months ended June 30, 2013, compared to the same period in 2012, the increase in our revenues reflects a $4.8 million increase in Commercial Division revenues offset by a $3.3 million decrease in Defense Division revenues.

        The increase in Commercial Division revenues was primarily attributable to the higher revenues associated with the National Broadband Networks (NBN) project in Australia in the six months ended June 30, 2013, compared to the same period of 2012.

                The decrease in Defense Division revenues is primarily attributable to the budget cuts and purchasing slowdowns in the DoD, resulting from the sequestration which took place at the beginning of 2013, as well as other elements. The decrease in the equipment revenues was partially offset by an increase in our services revenues portion due to certain international transactions.

Gross profit

The gross profit of our three Divisions for the six months ended June 30, 2013 and 2012 was as follows:

	Six months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	U.S. dollars in thousands		Percentage of revenues per Division
	Unaudited		Unaudited

Commercial
Equipment	$15,344	$19,387	34.6%	41.5%
Services	7,750	6,739	26.7%	30.9%
	23,094	26,126	31.5%	38.1%
Defense
Equipment	5,059	6,626	24.8%	24.9%
Services	3,867	754	83.0%	44.4%
	8,926	7,380	35.6%	26.0%
Services
Equipment	5,999	2,453	51.9%	30.3%
Services	11,644	15,759	22.0%	27.7%
	17,643	18,212	27.3%	28.0%
Total
Equipment	26,402	28,466	34.6%	34.9%
Services	23,261	23,252	26.8%	28.9%
Total	$49,663	$51,718	30.5%	31.9%

Our gross profit margin, which varies based on the region in which we consummate a transaction and the type of transaction (equipment or services), decreased to 30.5% in the six months ended June 30, 2013 from approximately 31.9% in the same period of 2012. The decrease in our gross profit margin is mainly attributable to the significant increase of revenues from services, which typically carry lower margins. The portion of revenues from services out of the total revenues increased from 49.6% in the six months ended June 30, 2012 to 53.2% in the same period of 2013.

        In the Commercial Division, the decrease in our gross profit margin is mainly attributable to the regions in which we consummated our revenues and to the increase in the revenues from services which typically carry lower margins. The portion of revenues from services out of the total revenues of the Commercial Division increased to 39.6% in the six months ended June 30, 2013 from 31.8% in the same period of 2012 and it is mainly attributable to our NBN project in Australia.

In the Defense Division, the increase in our gross profit margin is mainly attributable to certain international transactions which carried higher margins.

In our Services Division, the slight decrease of gross profit margin is mainly attributable to the decrease in revenues. In the first half of 2013 revenues from the Services Division decreased by approximately $0.4 million compared to the same period of 2012.

Research and Development Expenses, net

Research and development expenses of our three Divisions for the six months ended June 30, 2013 and 2012 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited		Unaudited	Unaudited

Commercial
Expenses incurred	$8,734	$10,031	(12.9)%	11.9%	14.6%
Less - grants	462	1,194	(61.3)%	0.6%	1.7%
	8,272	8,837	(6.4)%	11.3%	12.9%
Expenses incurred	6,042	6,544	(7.7)%	24.1%	23.1%
Less - grants	402	490	(18.0)%	1.6%	1.7%
	5,640	6,054	(6.8)%	22.5%	21.4%

Total, net	$13,912	$14,891	(6.6)%	14.1%	15.4%

Our research and development expenses are incurred by our Commercial and Defense Divisions. Net research and development expenses decreased by approximately $1 million in the six months ended June 30, 2013 compared to the same period of 2012. The decrease in research and development expenses is mainly attributable to the increased synergies arising from our continuing efforts to integrate our research and development activities worldwide by becoming more efficient as we shift work to lower cost facilities. This decrease was partially offset by a lower level of governmental grants.

Selling and Marketing Expenses

Selling and marketing expenses of our three Divisions for the six months ended June 30, 2013 and 2012 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Commercial	$11,888	$11,643	2.1%	16.2%	17.0%
Defense	4,059	4,612	(12.0)%	16.2%	16.3%
Services	5,075	4,496	12.9%	7.9%	6.9%
Total	$21,022	$20,751	1.3%	12.9%	12.8%

Selling and marketing expenses increased by approximately $0.3 million in the six months ended June 30, 2013, compared to the same period of 2012. This increase is attributable to the Services and Commercial Divisions, partially offset by a decrease in the Defense Division.

In the Services Division, the increase in expenses is mainly due to a higher level of variable expenses, principally in Spacenet, in the six months ended June 30, 2013, compared to the same period in 2012. The increase is mainly related to higher level of bookings.

In the Commercial Division the increase is mainly associated with the increase in freight expenses related to certain projects in Africa and in Asia Pacific.

In the Defense Division the decrease in expenses in mainly attributable to lower variable expenses resulting from the reduction in revenues.

General and Administrative Expenses

General and administrative expenses of our three Divisions for the six months ended June 30, 2013 and 2012 were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per Division
	Unaudited		Unaudited	Unaudited
Commercial	$4,810	$5,455	(11.8)%	6.6%	8.0%
Defense	3,717	1,900	95.6%	14.8%	6.7%
Services	8,034	8,919	(9.9)%	12.4%	13.7%
Total	$16,561	$16,274	1.8%	10.2%	10.1%

        General and administrative expenses increased by approximately $0.3 million in the six months ended June 30, 2013, compared to the same period of 2012. This increase is primarily attributable to our Defense Division, partially offset by decreases in our Commercial and Services Divisions.

The $1.8 million increase in the Defense Division  is mainly attributable to lower expenses in the six months ended June 30, 2012 resulting from the reversal of certain provisions associated with the acquisition of Raysat Antenna System (RAS) in 2010.

In both the Commercial and Services Divisions, the decrease in expenses is mainly attributable to our continuing efforts to reduce costs and increase synergies within the divisions, mainly associated with the reduction of head counts.

Financial Expenses, net

In the six months ended June 30, 2013, our financial expenses were approximately $3.4 million compared to financial expenses of $2.0 million in the same period of 2012. The increase in our financial expenses is primarily attributable to exchange rate differences between local currency and the U.S. dollar in the countries where some of our subsidiaries are located, mainly in Latin America and Australia.

Taxes on Income

  Taxes on income are dependent upon where our profit is generated. In the six months ended June 30, 2013 we recorded tax expenses of $1.1 million compared to a tax benefit of $2 thousand in the same period in 2012. The increase in taxes on income is mainly due to profits generated by several of our subsidiaries in the six month ended June 2013 compared to the same period of 2012 and due to the decrease in deferred tax liabilities resulting from the impairment of the intangible assets associated with Wavestream that we recognized in the fourth quarter of 2012.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first six months of 2013, the rate of inflation in Israel was 1.3% and the U.S. dollar depreciated in relation to the NIS at a rate of 3.08%, from NIS 3.733 per $1 on December 31, 2012 to NIS 3.618 per $1 on June 30, 2013. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2013 and 2012, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2013 and 2012 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America and Australia. There can be no assurance that in the future our results of operations will not be materially adversely affected by other currency fluctuations.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. In addition, our revenues and profitability may vary from quarter to quarter as a result of the consolidation of newly acquired companies and businesses or from selling businesses.

On August 19, 2013, we signed a definitive agreement to sell Spacenet to SageNet of Tulsa, LLC. In fiscal 2012, Spacenet’s business generated revenue of approximately $77 million and an operating loss of approximately $2 million. The sale of Spacenet, which currently operates as part of our Services Division, is expected to strengthen our strategic focus as a satellite communications technology company with innovative commercial and defense products and solutions for internet access and on-the-move applications.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Liquidity and Capital Resources

Since inception, our financing requirements have been met through cash from funds generated by operating activities, private equity investments, public offerings, issuances of convertible notes, bank loans and other financial agreements, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2013, we had cash and cash equivalents of $65.8 million, short-term and long-term restricted cash of $3.5 million, short-term restricted cash held in trustees' accounts of $2.8 million and short-term bank credits of $3.1 million. As of December 31, 2012, we had cash and cash equivalents of $67 million, short-term and long-term restricted cash of $4.9 million, short-term restricted cash held in trustees' accounts of $1.7 million and short-term bank credits of $3.5 million.

As of June 30, 2013, our total debt was approximately $42.7 million, comprised of long-term loans of $34.7 million and current maturities of long-term loans of $8 million.

In the third quarter of 2013, we repaid the remaining $6.7 million loan balance from Silicon Valley Bank, originally incurred in May 2012. Out of this amount $3.3 million is presented as “Current maturities of long-term loans” as of June 30, 2013, and the remaining amount of $3.4 million is presented as “Long-term loans”.

                We believe that our working capital is sufficient for our present requirements over the next 12 months.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2013	2012
	US Dollars in thousands
	Unaudited

Net cash used in operating activities	$(5,872)	$(5,044)
Net cash used in investing activities	(2,475)	(5,273)
Net cash provided by financing activities	7,447	6,790
Effect of exchange rate changes on cash and cash equivalents	(227)	(164)
Net decrease in cash and cash equivalents	(1,127)	(3,691)
Cash and cash equivalents at beginning of the period	66,968	56,231
Cash and cash equivalents at end of the period	$65,841	$52,540

Our cash and cash equivalents decreased by approximately $1.1 million during the six months ended June 30, 2013 as a result of the following:

Operating activities - Cash used in operating activities for the six months ended June 30, 2013 was approximately $5.9 million compared to cash used in operating activities of approximately $5 million in the same period of 2012. The increase in the total cash used for our operating activities is primarily attributable to the increase of our net loss, which is mainly associated with lower level of gross profit as well as higher level of financial expenses in the six months ended June 30, 2013 compared to the same period in 2012.

Investing activities - In the six month period ending June 30, 2013, cash used in investing activities was approximately $2.5 million, mainly due to the purchase of $2.2 million of equipment.

Financing activities - Cash provided by financing activities was approximately $7.4 million, primarily due to proceeds in the amount of $14.5 million from a financing agreement with a U.S. financial company in the first quarter of 2013, offset by the repayment of $6.6 million, mainly associated with long term loans.

Our cash and cash equivalents decreased by approximately $3.7 million during the six months ended June 30, 2012 as a result of the following:

Operating activities - Cash used in operating activities for the six months ended June 30, 2012 was approximately $5 million compared to cash used in operating activities of approximately $8.4 million in the same period of 2011. The reduction in the total cash used for our operating activities was primarily attributable to our continued efforts to improve our working capital, mainly with respect to capital lease, other receivables and trade payables.

Investing activities - In the six month period ending June 30, 2012, cash used in investing activities was approximately $5.3 million, mainly due to the purchase of $2.2 million of equipment and from investments in restricted cash of approximately $3 million.

Financing activities - Cash provided by financing activities was approximately $6.8 million, primarily from a loan in the amount of $10 million received during the second quarter of 2012 and an extension of our short term bank credit by $1.2 million, offset by repayment of $4.4 million of long term loans.